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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                        Greater Atlantic Financial Corp.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   391601 10 1
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                                 (CUSIP Number)

              George W. Murphy, Jr., Muldoon Murphy & Faucette LLP,
       5101 Wisconsin Avenue, N.W., Washington, D.C. 20016 (202) 686-4901
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 March 13, 2003
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]





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CUSIP No.       391601 10 1
           ------------------------

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    1     NAMES OF REPORTING PERSONS.
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

          Charles W. Calomiris
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    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                (a) /_/
                (b) /X/ Notwithstanding the Stock Purchase Agreement
                        described in Item 6, reporting person disclaims membership in a group.
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    3     SEC USE ONLY

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    4     SOURCE OF FUNDS (SEE INSTRUCTIONS)
               PF
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    5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
          2(d) or 2(e)

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    6     CITIZENSHIP OR PLACE OF ORGANIZATION
               U.S.A.
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    NUMBER OF      7    SOLE VOTING POWER
     SHARES      -----  --------------------------------------------------------
   BENEFICIALLY             176,807 shares
    OWNED BY                (Not including 9,166 shares of common
      EACH                  stock subject to the exercise of
    REPORTING               warrants and 79,747 shares of common
     PERSON                 stock subject to the conversion of
      WITH                  convertible preferred securities)
                 -----  --------------------------------------------------------
                   8    SHARED VOTING POWER

                        0
                 -----  --------------------------------------------------------
                   9    SOLE DISPOSITIVE POWER
                            176,807
                            (Not including 9,166 shares of common
                            stock subject to the exercise of warrants
                            and 79,747 shares of common stock subject
                            to the conversion of convertible preferred
                            securities)
                 -----  --------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER

                        0
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 11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            265,720 shares (including 9,166 shares of common stock subject to the exercise of warrants and 79,747 shares of common stock subject to the conversion of convertible preferred securities)
-------------------------------------------------------------------------------
 12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           (SEE INSTRUCTIONS)
                 /_/
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 13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);
           8.57%
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 14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
           IND
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Item 1.     SECURITY AND ISSUER
            -------------------

This Statement relates to the Common Stock, par value $.01 per share ("Common Stock"), of GREATER ATLANTIC FINANCIAL CORP. (the "Issuer") which is a corporation organized under the laws of Delaware, with its principal executive office located at 10700 Parkridge Boulevard, Reston, Virginia 20191.

Item 2.     IDENTITY AND BACKGROUND
            -----------------------

This Statement is filed on behalf of Charles William Calomiris (hereinafter referred to as (the "Reporting Person"), a citizen of the United States whose residence address is 251 Fox Meadow Road, Scarsdale, New York 10583-1607. The principal occupation of the Reporting Person is Henry Kaufman Professor of Finance and Economics at the Columbia University. The Reporting Person has not, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors). The Reporting Person has not, during the last five years, been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect thereto.

Item 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
            -------------------------------------------------

As of the date hereof, the Reporting Person owns 176,807 shares of Common Stock and has presently exercisable warrants to purchase an additional 9,166 shares of Common Stock and, subject to the conversion of convertible preferred securities, an additional 79,747 shares of Common Stock. Of the 265,720 shares of Common Stock owned by the Reporting Person, 190,436 were purchased in a private sale on March 13, 2003, and 75,284 shares were purchased in open market transactions between December 1999 and January 3, 2003.

The aggregate cost of the Common Stock owned by the Reporting Person as of the date hereof is approximately $1.50 million. Except as hereinafter indicated, the funds used by the Reporting Person to purchase the Common Stock have been, and it is expected that funds used by him to purchase additional shares of Common Stock, if additional shares are purchased by him (See Item 4, hereof), will be personal funds of the Reporting Person.

Item 4.     PURPOSE OF TRANSACTION.
            -----------------------

The Reporting Person's acquisition of Shares of Common Stock is for the purpose of investment and with a view to continued participation in the control of the Issuer. Except as described herein, the Reporting Person does not have any present plan or proposal which relates to or would result in: (a) the Acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number

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or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer;
(f) any other material change in the Issuer's business or corporate structure;
(g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized or quoted in an inter-dealer quotation system of a registered national securities association;
(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g) (4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

The Reporting Person may acquire additional shares of Common Stock but only through purchases from time to time in the open market at prices prevailing in the market at the time of such purchases or through privately negotiated transactions at prices which may or may not be related to prices prevailing in the open market at the time of such purchases, or by a combination of open market and privately negotiated transactions and the exercise of warrants. The Reporting Person does not intend to make a tender offer for shares of Common Stock. The Reporting Person's acquisition of additional shares of Common Stock is, in all cases, subject to the availability of shares at prices deemed by him to be reasonable and consistent with prudent investment criteria and to general economic circumstances. As prices and economic factors are not expected to be static, there can be no assurances that the Reporting Person will purchase additional shares of Common Stock or that he will be purchasing shares at any given time; nor can there be any prediction regarding the number of shares of Common Stock that he will own at any given time or from time to time.

The Reporting Person reserves the right to sell or otherwise dispose of any or all the shares of Common Stock he owns at any time or from time to time, although he does not currently intend to or anticipate that he will sell any of the Common Stock owned by him.

The Reporting Person currently has no understanding or agreement with any person regarding the acquisition of Common Stock in a privately negotiated transaction. Further, any such acquisition of Common Stock will, as set forth above, be primarily subject to price and other economic considerations and, as price and other economic factors are beyond his control, the Reporting Person cannot predict whether or when he will acquire additional Common Stock or attain any given level of investment in the Issuer.

Item 5.     INTEREST IN SECURITIES OF THE ISSUER
            ------------------------------------

(a) As of the date hereof, the Reporting Person owns shares of Common Stock and presently exercisable warrants to purchase Common Stock, which constitutes approximately 8.57% of the 3,101,347 shares which he believes to be the total number of shares of Common Stock presently outstanding.

(b) The Reporting Person has sole power to vote and dispose of the Common Stock owned by him.

(c) Information with respect to all transactions in Common Stock effected by the Reporting Person during the 60-day period ended March 13, 2003, is set forth as follows:

            3,000 shares of Common Stock were purchased by the reporting person in open market purchases on January 3, 2003, for $18,900.

            101,523 shares of Common Stock, shares of Convertible
            Preferred Stock convertible into 79,747 shares of Common Stock and Warrants for the purchase of 9,166 shares of Common Stock were purchased by the reporting person on March 13, 2003 at an aggregate price of $1,159,944.

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Item 6.     CONTRACT ARRANGEMENTS. UNDERSTANDING OR RELATIONSHIPS WITH RESPECT
            ------------------------------------------------------------------
            TO SECURITIES OF THE ISSUER.
            ---------------------------

The reporting person and three other purchasers of Common Stock, Convertible Preferred Stock and Warrants for the purchase of Common Stock (described as Estate Securities) from the Estate of William Calomiris have agreed that they will not sell any of the Estate Securities for a period of two years.

Item 7.     MATERIAL TO BE FILED AS EXHIBITS.
            ---------------------------------

The Stock Purchase Agreement referred to in Item 6. is filed as an exhibit to this Schedule 13-D.


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is correct.



Date: March 19, 2003              /s/ George W. Murphy, Jr.
                                  ---------------------------------------------
                                  By:  George W. Murphy, Jr., Power of Attorney
                                  For: Charles W. Calomiris








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                                                                   EXHIBIT

                           STOCK PURCHASE AGREEMENT
                           ------------------------


     THIS STOCK PURCHASE AGREEMENT is entered into as of the 16th day of January, 2003 by and between the ESTATE OF WILLIAM CALOMIRIS (the "Seller") and CHARLES W. CALOMIRIS, GEORGE W. CALOMIRIS, JENIFER CALOMIRIS and KATHERINE CALOMIRIS TOMPROS (collectively the "Buyers" and individually the "Buyer").

     WHEREAS, the Estate is the owner of 406,095 shares of the common stock of Greater Atlantic Financial Corp., a Delaware corporation ("GAFC"), 223,224 shares of the 6.5% cumulative convertible preferred trust securities of Greater Atlantic Capital Trust I, a Delaware business trust (the "Trust") and warrants to purchase 36,667 shares of the common stock of GAFC at the price of $7.50 per share ("Estate Securities");

     WHEREAS, each Buyer desires to purchase one-fourth (1/4th) of the Estate Securities upon the terms and conditions hereinafter set forth; and

     WHEREAS, the Estate desires to sell the Estate Securities to the Buyers upon the terms and conditions hereinafter set forth.

     NOW THEREFORE, in consideration of the premises, the mutual promises hereinafter set forth and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged by each of the parties hereto, the parties hereto agrees as follows:

      1.    Purchase Price.  The Estate hereby agrees to sell to each of the
            --------------
Buyers and each of the Buyers hereby agrees to purchase the following Estate Securities for the following purchase prices:

            a. To Charles W. Calomiris 101,523 shares of the common stock of GAFC, 55,806 shares of the 6.5% cumulative convertible preferred trust securities of the Trust and warrants to purchase 9,166 of the common shares of GAFC, all for a purchase price of $1,159,944.

            b. To George W. Calomiris 101,524 shares of the common stock of GAFC, 55,806 shares of the 6.5% cumulative convertible preferred trust securities of the Trust and warrants to purchase 9,167 of the common shares of GAFC, all for a purchase price of $1,159,950.

            c. To Jenifer Calomiris 101,524 shares of the common stock of GAFC, 55,806 shares of the 6.5% cumulative convertible preferred trust securities of the Trust and warrants to purchase 9,167 of the common shares of GAFC, all for a purchase price of $1,159,950.


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             d.   To Katherine Calomiris Tompros 101,524 shares of the common stock of GAFC, 55,806 shares of the 6.5% cumulative convertible preferred trust securities of the Trust and warrants to purchase 9,167 of the common shares of GAFC, all for a purchase price of $1,159,950.

      2.    Payment of Purchase Price.  Each of the Buyers shall pay his or her
            -------------------------
respective purchase price payable hereunder by the delivery of a promissory note payable to the order of the Estate in nine (9) years, bearing interest at the rate of 3.4% per annum in the forms attached hereto as Exhibit A (the "Notes").

      3.    Restriction on Sale of Estate Securities Being Purchased.  Each of
            --------------------------------------------------------
the Buyers hereby agrees that or she shall not sell any of the Estate Securities being purchased under this Agreement for a period of two (2) years following the closing hereunder.

      4.    Closing.  Closing of the transaction contemplated hereunder shall
            -------
take place on February 1, 2003 at which time the Seller shall deliver to the Buyers the Estate Securities and the Buyers shall deliver to the estate the Notes.

      5.    Miscellaneous.
            -------------

            a. This Agreement shall be binding upon, and shall inure to the benefit of, the parties hereto and their respective heir, successors and assigns.

            b. This Agreement may be executed in one or more counterparts, including by facsimile, all of which shall be considered one and the same Agreement.

            c. This Agreement is being delivered and executed in the District of Columbia and shall be construed and enforced in accordance with the law of the District of Columbia.

                        (SIGNATURE ON THE FOLLOWING PAGE)



                                      2

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      IN WITNESS WHEREOF, the parties hereto have caused this Agreement be executed as of the day and year first above written.

                           SELLER
                           ------

                           ESTATE OF WILLIAM CALOMIRIS

                           By: /s/ Mary Calomiris (SEAL)
                               ------------------
                           Mary Calomiris, Personal Representative


                           By: /s/ Katherine Calomiris Tompros (SEAL)
                               -------------------------------
                           Katherine Calomiris Tompros, Personal Representative


                           By: /s/Jenifer Calomiris (SEAL)
                               --------------------
                           Jenifer Calomiris, Personal Representative


                           By: /s/George William Calomiris (SEAL)
                               ---------------------------
                           George William Calomiris, Personal Representative


                           By: /s/Charles William Calomiris (SEAL)
                               ----------------------------
                           Charles William Calomiris, Personal Representative


                           BUYERS
                           ------

                           /s/Charles William Colomiris (SEAL)
                              -------------------------
                           Charles William Calomiris


                           /s/George William Calomiris (SEAL)
                              ------------------------
                           George William Calomiris


                           /s/Jenifer Calomiris (SEAL)
                              -----------------
                           Jenifer Calomiris


                           /s/Katherine Calomiris Tompros (SEAL)
                              ---------------------------
                           Katherine Calomiris Tompros





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